UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SPIRIT AIRLINES, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

848577102
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848577102	13G/A	Page 2 of 10 Pages

1.		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathon S. Jacobson
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [x]
3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
(SEE INSTRUCTIONS)

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.0%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 848577102	13G/A	Page 3 of 10 Pages

1.		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SUSHC LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [x]
3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[x]
(SEE INSTRUCTIONS)

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.0%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 848577102	13G/A	Page 4 of 10 Pages

Item 1 (a).	Name of Issuer:

Spirit Airlines, Inc. (the "Issuer")

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

2800 Executive Way, Miramar, Florida 33025

Item 2 (a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of common stock ("Common Stock") of the Issuer: (i) SUSHC LLC, a Delaware limited liability company ("SUSHC") which is the direct owner of the Common Stock referenced herein; and (ii) Jonathon S. Jacobson, the sole manager and controlling person of SUSHC. Non-voting membership interests in SUSHC are owned, directly or indirectly, by Highfields Capital I LP, Highfields Capital II, LP and Highfields Capital III L.P., investment partnerships that are managed by entities also controlled by Jonathon S. Jacobson.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address for SUSHC and Mr. Jacobson is:

c/o Highfields Capital Management LP
John Hancock Tower
200 Clarendon Street, 59th Floor
Boston, Massachusetts 02116

Item 2	(c).	Citizenship:
.
SUSHC LLC – Delaware
Jonathon S. Jacobson – United States

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2	(e).	CUSIP Number:

848577102

Item 3.	Not applicable.

CUSIP No. 848577102	13G/A	Page 5 of 10 Pages

Item 4.	Ownership.

For SUSHC and Mr. Jacobson:

(a)	Amount beneficially owned: -0- shares of Common Stock

(b)	Percent of class: 0.0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: -0-

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: -0-

CUSIP No. 848577102	13G/A	Page 6 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Yes

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2 attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 848577102	13G/A	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

Joseph F. Mazzella, Attorney in Fact
Name/Title

SUSHC LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

* by power of attorney

CUSIP No. 848577102	13G/A	Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.	List of Members of Group

CUSIP No. 848577102	13G/A	Page 9 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.

February 14, 2013
Date

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

Joseph F. Mazzella, Attorney in Fact
Name/Title

SUSHC LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

* by power of attorney

CUSIP No. 848577102	13G/A	Page 10 of 10 Pages

Exhibit 2

Members of Group

Jonathon S. Jacobson

SUSHC LLC